UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-9021

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

HOLDING COMPANY ACT RELEASE NO. 26864

In the matter of

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES

1)   Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$ 87
FUCO Investment	245

Total Aggregate Investment
in EWG's and FUCO's	$332

Components of statement of aggregate investment in EWG and FUCO’s are filed under confidential treatment pursuant to Rule 104(b).

2)     Aggregate Investment as a Percentage of the Following Items

	(in millions)%
Total Capitalization	$21,267	*	1.6%
Net Utility Plant	21,122		1.6%
Total Assets	34,822		1.0%
Market Value of Common Equity	12,646		2.6%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)     Consolidated Capitalization Ratio

	(in millions)%
Short-term Debt	$ 214
Long-term Debt	12,637	*

Total Debt	12,851		60.4%

Preferred Stock Subject to Mandatory Redemption	72		0.3%

Preferred Stock Not Subject to Mandatory Redemption	61		0.3%

Common Stock	2,630
Paid-in Capital	4,197
Accumulated Other Comprehensive
Income	(531)
Retained Earnings	1,987

Total Common Equity	8,283		39.0%

Total Capitalization	$21,267		100.0%

* Includes Long-term Debt Due Within One Year.

4)     Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$31.96
Book Value per Share	$20.93
Market-to-book Ratio of Common Stock	152.7%

5)     Analysis of Growth in Retained Earnings

   Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6)    Statement of Revenues and Net Income for each EWG and FUCO

   Statement of revenues and net income for the following EWG’s and FUCO’s are filed under confidential treatment pursuant to Rule 104(b):

      Pacific Hydro Ltd.
      AEP Energy Services Limited
      InterGen Denmark, Aps
      Trent Wind Farm, Limited Partnership
      Desert Sky Wind Farm LP